SERVICER COMPLIANCE STATEMENT

Re: Daimler Truck Financial Services USA LLC, as servicer (the “Servicer”) under the Sale and Servicing Agreement, dated as of October 1, 2022, among Daimler Trucks Retail Trust 2022-1, as issuer, Daimler Trucks Retail Receivables LLC, as depositor, and Daimler Truck Financial Services USA LLC, as seller and as Servicer (the “Servicing Agreement”), for the period from January 1, 2023 to December 31, 2023 (the “Reporting Period”).

I, Gianni P. Gatto, certify that:

(a)       A review of the Servicer’s activities during the Reporting Period and of its performance under the Servicing Agreement has been made under my supervision.

(b)       To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Servicing Agreement in all material respects throughout the Reporting Period.

Dated: March 28, 2024

By:	/s/ Gianni P. Gatto
Name: Gianni P. Gatto
Title: Vice President and Chief Financial Officer